EXHIBIT 1

January 12, 2010

Company Name:	IT Holdings Corporation
(Code No.: 3626, First Section of the Tokyo Stock Exchange)
Representative:	Susumu Okamoto
Representative Director / President
Contact:	Iwao Sakuma
General Manager Group Public Relations Department
(Tel: 03-6738-7557)

Company Name:	SORUN CORPORATION
(Code No.: 9750, First Section of the Tokyo Stock Exchange)
Representative:	Masaki Chitose
President and Representative Director
Contact:	Masafumi Fujimoto
Division General Manager, Corporate Planning Division
(Tel: 03-5427-5510)

EXECUTION OF SHARE EXCHANGE AGREEMENT TO MAKE SORUN CORPORATION

INTO A WHOLLY-OWNED SUBSIDIARY OF IT HOLDINGS CORPORATION

IT Holdings Corporation (hereinafter “ITHD”) and SORUN CORPORATION (hereinafter “SORUN”) hereby announce that the Boards of Directors of both ITHD and SORUN decided to conduct a share exchange that makes ITHD a parent company and SORUN a wholly-owned subsidiary of ITHD, effective on April 1, 2010 (hereinafter the “Share Exchange”), at their Board of Directors’ meetings held today. ITHD and SORUN also executed a share exchange agreement today (hereinafter the “Share Exchange Agreement”).

The Share Exchange is expected to be conducted according to the simplified share exchange procedure under Article 796 (3) of the Companies Act of Japan for ITHD, and according to the summary share exchange procedure under Article 784 (1) of the Companies Act for SORUN, without obtaining the approval of shareholders of ITHD and SORUN at their general meetings of shareholders. Shares of SORUN are expected to be delisted from Tokyo Stock Exchange, Inc. (hereinafter the “Tokyo Stock Exchange”) on March 29, 2010 (the last trading date being March 26, 2010), prior to the effective date of the Share Exchange.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1.	Purpose of Making SORUN into a Wholly-Owned Subsidiary through the Share Exchange

(1)	Purpose of the Share Exchange

As announced in the “1. Purpose of the Tender Offer” in the “Notice of Commencement of Tender Offer for Shares of SORUN Corporation” dated November 10, 2009 (hereinafter the “Notice of Commencement of Tender Offer”), ITHD conducted the tender offer targeting shares of SORUN (excluding treasury shares owned by SORUN) from November 13, 2009 to December 15, 2009 (the “Tender Offer”), with an objective to make SORUN into its wholly-owned subsidiary. As of today, ITHD owns 23,863,314 shares of SORUN (comprising 81.18% of issued shares of SORUN and 91.54% in voting rights ratio (please see the Note below); both percentages are rounded up or down to the nearest hundredth digit) as a result of the Tender Offer. At this time, ITHD and SORUN decided to conduct the Share Exchange for the purpose of completing the process of making SORUN into a wholly-owned subsidiary of ITHD, as has been contemplated from the beginning.

ITHD believes that, as independent system integrators, ITHD and SORUN will be able to gain a competitive edge by providing high value added services from customers’ perspective. ITHD has been considering the possibility of management integration with other companies because, under uncertain business environments, alignment of independent system integrators will be beneficial in diversifying risks and stabilizing performance through mutual setoff effects in the short term, and such alignment will strengthen the corporate powers and maximize the corporate value in the medium term. In considering such options, ITHD had an opportunity to work on the same system development project with SORUN, and realized and came to highly value SORUN as a potential business partner through such opportunity. After the discussions between them, ITHD and SORUN came to the conclusion that the management integration between ITHD and SORUN, based on the compatible corporate cultures that stem from a commonality of business strategies, is expected to provide mutual setoff effects and diversification of risks in the early phase and, in the medium term, is expected to provide opportunities to generate synergies through technologies and know-how of both companies, and thus the management integration will benefit the companies through the realization of economies of scale and increased corporate value of both companies.

As described in SORUN’s “Announcement of Position Consenting to a Takeover Bid for Shares of SORUN CORPORATION by IT Holdings Corporation” dated November 10, 2009 (hereinafter the “Announcement of Position Consenting to a Takeover Bid”), in regard to the profit bases, cross-selling to financial businesses, including credit card and banking businesses, which are strong customer bases of both ITHD and SORUN, will become possible because ITHD and SORUN expect to gain a competitive edge through the expansion of customer coverage and business scope. Similarly, ITHD and SORUN will become able to provide a wide variety of solution services to manufacturing businesses, and thus ITHD and SORUN will be able to meet further demands from existing customers and to expand their profit bases. Through diversified customer bases, ITHD and SORUN will be able to reinforce a stable profit structure that is less likely to be affected by IT investment trends that are specific to particular businesses, and to better handle changes in the business climate.

As to overseas deployment, such as projects including other Asian countries, ITHD and SORUN will be able to reinforce their ability to provide services by consolidating resources of ITHD and SORUN. Such reinforcement will contribute to the improvement of their customer acquisition capacity.

INTEC, Inc. and UFIT Co., Ltd., the business companies under ITHD’s corporate group, have business bases in Toyama Prefecture and Aichi Prefecture, respectively, while Nagano Prefecture is one of the places of origin of SORUN. Therefore, after the management integration, the Tokai Shinetsu Hokuriku region is expected to be further solidified as the base of business.

As to improvement of technologies and know-how, ITHD and SORUN will be able to handle more advanced projects by acquiring engineers who are able to handle establishment and operation of large scale systems mainly for the financial industry. Further, ITHD and SORUN will share their knowledge on production control technologies, project risk management, etc. that have been developed by both ITHD and SORUN to establish better project management.

ITHD and SORUN believe that offshore resources and measures to efficiently operate local subsidiaries will improve productivity. ITHD and SORUN expect to deploy and streamline high-value added businesses by effectively utilizing ITHD’s data centers in Japan by collaborating with SORUN.

In addition, further reduction of costs is expected through the sharing of services for back office functions that ITHD and SORUN have been promoting, in addition to the effective use of internal resources described above.

Based on the above, ITHD and SORUN planned to conduct the Share Exchange to make SORUN into a wholly-owned subsidiary of ITHD, if ITHD was unable to acquire all shares of SORUN through the Tender Offer, as provided in the Notice of Commencement of Tender Offer and in the Announcement of Position Consenting to a Takeover Bid.

Given such background, ITHD and SORUN decided today that they will conduct the Share Exchange with an effective date of April 1, 2010, and executed the Share Exchange Agreement.

Note:

The voting rights ratio is the ratio of 238,633 voting rights, which are represented by the SORUN shares owned by ITHD, against 260,697 voting rights, which are represented by the addition of 260,148 voting rights that are the number of voting rights of all shareholders as of September 30, 2009 described in the quarterly report for the second quarter of the 39th term filed by SORUN on November 13, 2009 and the number of voting rights represented by shares in a number less than one unit (549 voting units represented by 54,956 shares, which are calculated by deducting 29 shares in a number less than one unit held by SORUN as of September 30, 2009 from 54,985 shares in a number less than one unit as of September 30, 2009 as described in the above quarterly report).

(2)	Expected Delisting and Such Event

As of April 1, 2010, which is the effective date of the Share Exchange, ITHD will become the wholly-owning parent company of SORUN. The ordinary shares of SOURN, which will become ITHD’s wholly-owned subsidiary, are expected to be delisted from the Tokyo Stock Exchange in accordance with its delisting standards on March 29, 2010 (the last trading date is expected to be March 26, 2010).

After the delisting, the ordinary shares of SORUN will no longer be traded on the Tokyo Stock Exchange. As provided in 2 (3) below, shares of ITHD will be allotted to shareholders of SORUN (excluding ITHD) in accordance with the Share Exchange Agreement.

(3)	Reasons for the Intent to Delist and Consideration of Alternatives

As provided in (1) above, the Share Exchange is intended to improve corporate values of ITHD and SORUN by making SORUN into a wholly-owned subsidiary of ITHD, and it is not specifically intended to cause delisting of the ordinary shares of SORUN.

As a result of SORUN being the wholly-owned subsidiary of ITHD through the Share Exchange, ordinary shares of SORUN are expected to be delisted from the Tokyo Stock Exchange in accordance with its delisting standards. After the delisting, ordinary shares of SORUN will no longer be traded on the Tokyo Stock Exchange. However, the shareholders of SORUN, who will each be allotted 100 ITHD ordinary shares, constituting one unit of shares in ITHD, or more due to their possession of 136 SORUN shares or more, will be able to ensure liquidity of their shareholding because ordinary shares of ITHD, which are issued to the shareholders as the consideration for the Share Exchange, are listed on the Tokyo Stock Exchange and may be traded on the Tokyo Stock Exchange after the Share Exchange.

Meanwhile, the shareholders of SORUN that own 136 SORUN shares or less will be allotted less than 100 ITHD shares (one unit of shares is 100 shares). Although shares in a number less than one unit may not be sold on the Tokyo Stock Exchange, the shareholders may utilize the additional purchase system for shares in a number less than one unit (purchase of shares to constitute 100 shares) or the sale system for shares in a number less than one unit (sale of shares less than 100 shares) upon their request. Please see 2. (3) (Note 3) below for further details. If there is any fractional share that is less than 1 share, such fractional share will be paid in the cash equivalent to the value of such fractional share in accordance with Article 234 of the Companies Act. Please see 2. (3) (Note 4) below for further details.

Shareholders of SORUN may trade their SORUN shares until March 26, 2010, which is expected to be the last trading date on the Tokyo Stock Exchange, and exercise their legal rights as provided in the Companies Act and other relevant laws.

(4)	Measures to Assure Fairness

Since ITHD already owns more than majority of voting rights of all shareholders of SORUN, in order to assure the fairness and the reasonableness of the share exchange ratio, ITHD requested Nomura Securities Co., Ltd. (“Nomura”), which is a third party assessment entity, and SORUN requested IBS Securities Co., Ltd. (“IBS”), which is a third party assessment entity, to calculate the share exchange ratio in conducting the Share Exchange. In reference to the calculation results, ITHD and SORUN held negotiations and discussions, and each of ITHD and SORUN, at their respective Board of Directors’ meetings held today, passed resolutions to conduct the Share Exchange based on the following share exchange ratio that has been agreed between them. Neither ITHD nor SORUN has obtained an opinion regarding fairness of the share exchange ratio (a so-called “Fairness Opinion”) from any third party assessment entity.

(5)	Measures to Avoid Conflict of Interests

Since no officer at ITHD and SORUN holds office at the other company concurrently, no special measures have been implemented.

2.	Overview of the Share Exchange

(1)	Schedule of the Share Exchange

Resolution of the Boards of Directors	January 12, 2010
Execution of the Share Exchange Agreement	January 12, 2010
Delisting Date	March 29, 2010 (expected)
Date of Share Exchange (Effective Date)	April 1, 2010 (expected)

Note:	The Share Exchange is expected to be conducted according to the simplified share exchange procedure under Article 796 (3) of the Companies Act for ITHD and according to the summary share exchange procedure under Article 784 (1) of the Companies Act for SORUN, without obtaining the approval of the shareholders of ITHD and SORUN at their general meetings of shareholders.

(2)	Format of the Share Exchange

The Share Exchange will make ITHD as a parent company and SORUN as a wholly-owned subsidiary of ITHD. As described above, the Share Exchange is expected to be conducted under Article 796 (3) of the Companies Act for ITHD and under Article 784 (1) of the Companies Act for SORUN, without obtaining the approval of the shareholders of ITHD and SORUN at their general meetings of shareholders.

(3)	Details of Allotment Pertaining to the Share Exchange

	ITHD (Wholly-Owning Parent Company)	SORUN (Wholly-Owned Subsidiary)
Details of Allotment Pertaining to the Share Exchange	1	0.74
Number of Shares to Be Newly Issued upon the Share Exchange	Ordinary Shares: 1,630,803 shares (expected)

Note 1:	Share Allotment Ratio

For every ordinary share of SORUN, 0.74 ordinary shares of ITHD will be issued. However, no shares will be allotted upon the Share Exchange for ordinary shares of SORUN that ITHD owns (23,863,314 shares as of today).

Note 2:	Number of Shares to Be Newly Issued upon the Share Exchange

Upon the Share Exchange, ITHD will, in lieu of the shares of SORUN, deliver to all shareholders of SORUN (excluding ITHD), who are recorded in SORUN’s shareholder registry at the time immediately preceding the ITHD’s acquisition of all issued shares of SORUN through the Share Exchange (the “Reference Time”), a number of ITHD ordinary shares that is calculated based on the ratio of 0.74 ordinary shares of ITHD for every ordinary share of SORUN owned by SORUN shareholders. The ITHD shares to be delivered will be newly issued. Accordingly, ITHD is expected to deliver 1,630,803 ordinary shares, and the expected number of shares to be delivered is calculated based on the number of issued ordinary shares of SORUN (29,397,185 shares) as of September 30, 2009, the number of treasury shares of SORUN (3,330,082 shares) as of January 12, 2010 and the number of SORUN ordinary shares owned by ITHD (23,863,314 shares). The expected number of shares to be delivered may be adjusted due to SORUN’s acquisition and cancellation of its shares.

Pursuant to the resolution of SORUN’s Board of Directors’ meeting to be held before the date immediately preceding the effective date of the Share Exchange, SORUN plans to cancel as many treasury shares (including treasury shares to be acquired through purchases from objecting shareholders, who have exercised their appraisal rights in response to the Share Exchange pursuant to Article 785 (1) of the Companies Act) as practicably possible under the procedures in the Companies Act and other applicable laws at the Reference Time (SORUN owns 3,330,082 treasury shares as of January 12, 2010). For further details, please see “Notice concerning Cancellation of Treasury Shares” announced by SORUN today.

Note 3:	Treatment of Shares in a Number Less Than One Unit

Shareholders of SORUN, who will own ITHD shares in a number less than one unit upon the Share Exchange, may utilize the following systems for such ITHD shares. ITHD shares in a number less than one unit may not be traded on a Japanese stock exchange.

(i)	Additional purchase system for shares in a number less than one unit (purchase of shares to constitute 100 shares):

A system that allows shareholders that own ITHD shares in a number less than one unit to purchase from ITHD such number of shares that will constitute one unit (100 shares) when added with the shares that the shareholders already own.

(ii)	Sale system for shares in a number less than one unit (sale of shares in a number less than 100 shares):

A system that allows shareholders that own ITHD shares in a number less than one unit to request ITHD to purchase their shares in a number less than one unit pursuant to Article 192 (1) of the Companies Act.

Note 4:	Treatment of Fractional Shares

Shareholders of SORUN, who will receive fractional shares of ITHD upon the Share Exchange, will be paid a cash amount equivalent to the prorated amount of money that is generated from selling a number of ITHD shares that is the total sum of all fractional shares (if there is any fractional share after adding all fractional shares, such fraction will be rounded down) pursuant to Article 234 (1) and (2) of the Companies Act.

(4)	Treatment of Share Options and Bonds with Share Options upon the Share Exchange

SORUN does not issue any share option or bond with share option.

3.	Basis of Calculation of Allotment Pertaining to the Share Exchange

(1)	Basis of Calculation

In order to assure the fairness and the reasonableness of the share exchange ratio for the Share Exchange, each of ITHD and SORUN decided to request third party assessment entities independent from both ITHD and SORUN to calculate the share exchange ratio. ITHD selected Nomura, and SORUN selected IBS, as their respective third party assessment entities.

After analyzing the terms and the result of the Tender Offer conducted prior to the Share Exchange, Nomura calculated the share exchange ratio using the market average share price method (based on the closing price of January 8, 2010, which is the calculation reference date, as well as the averages of the closing price of each trading day in the 1 week period from January 4, 2010 to January 8, 2010, 1 month period from December 9, 2009 to January 8, 2010, 3 month period from October 9, 2009 to January 8, 2010, and 6 month period from July 9, 2009 to January 8, 2010, in consideration of various factors) because the shares of ITHD are listed on the First Section of the Tokyo Stock Exchange, and there are market share prices available for the shares.

As for SORUN, since shares of SORUN are listed on the First Section of the Tokyo Stock Exchange, there are market share prices available for the shares. Therefore, Nomura adopted the market average share price method (based on the closing price of January 8, 2010, which is the calculation reference date, as well as the averages of the closing price of each trading day in the 1 week period from January 4, 2010 to January 8, 2010, 1 month period from December 9, 2009 to January 8, 2010, 3 month period from October 9, 2009 to January 8, 2010, and 6 month period from July 9, 2009 to January 8, 2010, in consideration of various factors). Nomura also used the comparable company method since there are multiple publicly-traded companies that may be compared with SORUN and the valuation of the share price was possible through the comparable company method. In addition, the discounted cash flow method (the “DCF Method”) was also adopted to reflect future operations of SORUN into the valuation.

The ranges of valuation based on one share of ITHD being 1 are as follows:

Method	Share Exchange Ratio Calculation Result
Market Average Share Price Method	1 : 0.445 to 0.699
Comparable Company Method	1 : 0.561 to 0.601
DCF Method	1 : 0.611 to 0.906

When calculating the share exchange ratio, Nomura generally used the information provided by ITHD and SORUN and the publicly available information, based on the assumption that all such materials and information used for calculation are true and complete. Nomura did not independently verify the accuracy or the integrity of the information. The calculation is also based on various assumptions, including the assumption that there are no facts that may significantly affect the calculation of the share exchange ratio and that remain undisclosed to Nomura. Nomura did not independently evaluate or appraise and did not request any third party entity to evaluate or appraise assets and liabilities (including contingent liabilities) of ITHD, SORUN and their affiliated companies, nor did it made any individual analysis of assets and liabilities of each of ITHD, SORUN and their affiliated companies. Furthermore, Nomura assumed that the financial forecasts of ITHD and SORUN that were referred to in the calculation were prepared and created pursuant to the best possible forecasts and judgments of the management of ITHD and SORUN as of now. Nomura’s calculation reflects the information and the economic environment up to January 8, 2010.

After analyzing the terms and the result of the Tender Offer conducted prior to the Share Exchange, IBS calculated the share exchange ratio using the comparable company method since there are multiple publicly-traded companies that may be compared with SORUN and the valuation of the share price was possible through the comparable company method. In addition, the DCF Method was also adopted to reflect future operations of SORUN into the valuation.

As for ITHD, since shares of ITHD are listed on the First Section of the Tokyo Stock Exchange, there are market share prices available for the shares. Therefore, IBS adopted the market average share price method (based on the closing price of January 8, 2010, which is the calculation reference date, as well as the averages of the closing price of each trading day in the 1 month period from December 9, 2009 to January 8, 2010, the period between November 11, 2009, which is the day following ITHD’s announcement of its “Quarterly Summary for the Second Quarter of the Fiscal Year ending in March 2010” and the Notice of Commencement of Tender Offer, and January 8, 2010, the 3 month period from October 9, 2009 to January 8, 2010, and the 6 month period from July 9, 2009 to January 8, 2010, in consideration of various factors).

The ranges of valuation based on one share of ITHD being 1 are as follows:

Method	Share Exchange Ratio Calculation Result
Comparable Company Method	1 : 0.52 to 1.08
DCF Method	1 : 0.77 to 1.19

When calculating the share exchange ratio, IBS generally used the information provided by ITHD and SORUN and the publicly available information, based on the assumption that all such materials and information used for calculation are true and complete. IBS did not independently verify the accuracy or the integrity of the information. IBS did not independently evaluate or appraise assets and liabilities (including contingent liabilities) of ITHD, SORUN and their affiliated companies, nor did it make any individual analysis of assets and liabilities of each of ITHD, SORUN and their affiliated companies.

(2)	Process of Calculation

As a result of the negotiations and discussions between ITHD and SORUN, with the understanding that the valuation of SORUN shares uses the share price identical to the tender offer price of the Tender Offer as a bench mark, as well as in reference to the results of the calculation by the above assessment entities, and in consideration of the terms and the result of the Tender Offer, the market share price level of ITHD shares and other various factors, ITHD and SORUN reached the conclusion that the share exchange ratio in 2. (3) above is reasonable and does not have adverse effects on the interests of the shareholders of either ITHD or SORUN. Accordingly, ITHD and SORUN, at their respective Board of Directors’ meetings held today, passed resolutions to conduct the Share Exchange based on the share exchange ratio in 2. (3) above, and executed the Share Exchange Agreement.

The share exchange ratio is subject to change upon consultation between ITHD and SORUN, should there be any material change to the conditions upon which the calculation is based.

(3)	Relationship with Assessment Entities

Both Nomura and IBS are third party assessment entities independent from ITHD and SORUN. Neither of Nomura nor IBS is a relevant party of ITHD or SORUN.

4.	Overview of the Parties to the Share Exchange

	Wholly-Owning Parent Company	Wholly-Owned Subsidiary
(1) Name	IT Holdings Corporation	SORUN CORPORATION

(2) Address	5-5 Ushijima-shinmachi, Toyama City, Toyama	3-11-24 Mita, Minato-ku, Tokyo

(3) Name and Title of the Representative	Susumu Okamoto Representative Director / President	Masaki Chotose President and Representative Director

(4) Businesses	Software development, system integration, networking, outsourcing, IT consulting and information services	System consulting, engineering services, outsourcing services, e-business support, information security services and package sales

(5) Capital Amount	10,001 million yen (as of November 13, 2009)	6,878 million yen (as of September 30, 2009)

(6) Date of Incorporation	April 1, 2008	June 5, 1970

(7) Number of Issued Shares	86,373,919 shares (as of November 13, 2009)	29,397,185 shares (as of November 13, 2009)

(8) Date of Account Settlement	March 31		March 31

(9) Number of Employees	16,174 employees (consolidated basis) (as of September 30, 2009)		4,358 employees (consolidated basis) (as of September 30, 2009)

(10) Major Business Partners	JCB Co., Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Cedyna Financial Corporation Mitsubishi UFJ NICOS Co., Ltd. Komatsu Ltd. Asahi Kasei Corporation		NTT COMWARE CORPORATION Jibun Bank Corporation TIS Inc. Mitsubishi UFJ NICOS Co., Ltd. NEC Corporation FUJITSU LIMITED

(11) Main Financing Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. The First Bank of Toyama, Ltd. Mitsubishi UFJ Trust and Banking Corporation		The Hachijuni Bank, Ltd. Mizuho Bank, Ltd. Resona Bank, Limited The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(12) Major Shareholders and Their Shareholding Ratio	Japan Trustee Services Bank, Ltd.	17.53%	SORUN CORPORATION	11.31%
	The Master Trust Bank of Japan, Ltd.	10.08%	Junji Kitagawa	7.87%
	Trust & Custody Services Bank, Ltd.	4.21%	Masaki Chitose	7.30%
	Nippon Life Insurance Company	3.00%	Japan Trustee Services Bank, Ltd. Trust Account	6.26%
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.39%	SORUN Employee Stock Ownership Committee	5.14%
	IT Holdings group Employee Stock Ownership Committee	1.65%	OTSUKA CORPORATION	3.40%
	Obayashi Corporation	1.34%	The Master Trust Bank of Japan, Ltd. Trust Account	2.16%
	JCB Co., Ltd.	1.34%	Meiji Yasuda Life Insurance Company (standing proxy, Trust & Custody Services Bank, Ltd.)	1.90%
	Sanshin Co., Ltd.	1.33%	The Hachijuni Bank, Ltd. (standing proxy, the Master Trust Bank of Japan, Ltd.)	1.81%
	Citibank London Standard Life Investment Fund Ltd. (standing proxy, Citibank Japan Ltd.)	1.11%	Japan Trustee Services Bank, Ltd. Trust Account 4	1.41%
	(as of September 30, 2009)		(as of September 30, 2009)

(13) Relationship between ITHD and SORUN
Capital Relationship	ITHD owns 23,863,314 ordinary shares of SORUN (81.18% of issued shares of SORUN; the percentage is rounded up or down to the nearest hundredth digit) as of January 12, 2010.
Personnel Relationship	There is no notable personnel relationship between ITHD and SORUN. There is no notable personnel relationship between affiliates and affiliated companies of ITHD and affiliates and affiliated companies of SORUN.
Business Transactional Relationship	TIS Inc., the wholly-owned subsidiary of ITHD, is consigning software development to SORUN.
Applicability as a Relevant Party	As a result of the Tender Offer, SORUN became a consolidated subsidiary of ITHD and is a relevant party. (as of January 12, 2010)

(14) Management Performance and Financial Position of the Past Three Years

Account Settlement	ITHD (consolidated)	SORUN (consolidated)
	Financial year ended in March 2009	Financial year ended in March 2007	Financial year ended in March 2008	Financial year ended in March 2009
Consolidated Net Assets	146,216	19,026	17,795	18,329
Consolidated Gross Assets	295,327	35,614	31,778	30,747
Consolidated Net Assets Per Share (yen)	1,541.17	616.26	617.06	658.51
Consolidated Sales	338,302	62,115	66,317	61,402
Consolidated Operating Income	23,787	3,046	2,393	3,252
Consolidated Current Income	23,604	3,013	2,319	3,176
Consolidated Net Income of the Current Term	9,406	1,237	971	1,885
Consolidated Net Income of the Current Term Per Share (yen)	110.74	42.70	33.88	68.07
Cash Dividends Per Share (yen)	32.00	20.00	22.00	22.00

(in millions of yen unless specially noted)

5.	Position after the Share Exchange

Wholly-Owning Parent Company
(1) Name	IT Holdings Corporation

(2) Address	5-5 Ushijima-shinmachi, Toyama City, Toyama

(3) Name and Title of the Representative	Susumu Okamoto Representative Director / President

(4) Businesses	Software development, system integration, networking, outsourcing, IT consulting and information services

(5) Capital Amount	10,001 million yen

(6) Date of Account Settlement	March 31

(7) Net Assets	Not determined at this time

(8) Gross Assets	Not determined at this time

6.	Overview of Accounting

Out of transactions such as a transaction under common control, the Share Exchange is expected to be applicable as a transaction with minority shareholders and is expected to generate goodwill. The amount of goodwill is undetermined at this time.

7.	Forecasts

The effects of the Share Exchange upon ITHD’s consolidated and unconsolidated business performance are being carefully investigated. Should there be any necessity for adjusting its business performance forecast or any fact that must be announced, it will promptly be announced in accordance with the disclosure rules of the Tokyo Stock Exchange.

8.	Items Pertaining to a Transaction with Controlling Shareholder

For SORUN, the Share Exchange is a transaction with a controlling shareholder.

SORUN realizes that certain autonomy has been secured between SORUN and ITHD, which is the parent company of SORUN, and between SORUN and the group companies of ITHD, and that SORUN is not prevented by ITHD or its group companies from freely carrying out its business activities. When SORUN is to execute transactions with ITHD or its group companies, SORUN properly makes its decisions in accordance with the standards that are identical to the standards applicable to transactions with other companies, and thus SORUN’s management autonomy is secured.

Even in the Share Exchange, the management autonomy of SORUN is maintained, and SORUN made its decision under a fair environment, as secured through the policies and measures described in 1. (4) above.

[For Reference] ITHD Consolidated Business Performance Forecast for the Current Term (announced on August 11, 2009) and Consolidated Performance of the Previous Term (in millions of yen)

	Sales	Operating Income	Current Income	Net Income of the Current Term
Business Performance Forecast for the Current Term (Financial year ending in March 2010)	322,000	20,000	19,500	9,000
Business Performance of the Previous Term (Financial year ended in March 2009)	338,302	23,787	23,604	9,406